82-34762


06018707



Director of the Legal Department

DATE: 3TH NOBEMBRE 2006

TO: Mr. Paul Dudek
Chief
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

FAX: 00 1 (202) 772 9207

FROM: Carmen Rodriguez
Deputy Secretary of the Board of Directors
Legal Department Director

TEL: (34) 91 623 06 17
FAX: (34) 91 623 09 25

SUPPL

RE: SIGNIFICANT EVENTS
Number of pages including this one: 29 (14 + 15)

Dear Mr. Dudek:

In order to comply with the SEC procedures, please find attached a copy of significant events that have been filed before the Spanish National Securities Market Commission, in his ~~English version~~, (*Comisión Nacional del Mercado de Valores* or "CNMV") on behalf of Antena 3 de Televisión.

Truly yours,

3

Carmen Rodriguez
Deputy Secretary of the Board of Directors and
Legal Department Director

dlw 11/22

Avda. Isla Graciosa, n° 13
28700 San Sebastián de los Reyes
MADRID, SPAIN
Tel. (34) 91.623.07.08



First.- Share capital decrease through the redemption of certain shares held by the shareholder MACAME, S.A. (a company belonging to the Santander Central Hispano group) representing 5% of the share capital, and the corresponding amendment of Article 5 of the Company By-laws regarding the share capital.

Second.- Amendment of Article 38 of the Company By-laws, in order to provide for and authorise the possible distribution of dividends in kind.

Third.- Authorisation for the Board of Directors to acquire own shares, either directly or through companies belonging to the Group.

Fourth.- Remuneration of the shareholders through the distribution of an extraordinary dividend chargeable to unrestricted reserves in the form of own shares in Antena 3 de Televisión, S.A.

Fifth.- Conferment of powers of attorney upon the members of the Board of Directors so that they may formalise, interpret, remedy and execute the resolutions adopted by the General Shareholders' Meeting, and to substitute the powers conferred upon the Board of Directors by the Meeting, and to confer powers so that they may raise such resolutions to public document status.

RIGHT TO ATTEND

All shareholders who hold at least 400 shares (equivalent to a face value of 300 euros) will be entitled to attend the General Shareholders' Meeting, provided that they have registered these shares in the corresponding register for book entries at least five (5) days prior to the date of the General Shareholders' Meeting, and they demonstrate this by showing the appropriate Attendance, Delegation and Voting Card issued by the company itself, or a certificate issued by any one of the Entities participating in the Securities Clearing and Settlement Service (Iberclear) or by any other means permitted by current legislation.

Shareholders who are entitled to attend the Meeting but who have not received this Card at their residence may request a duplicate through the company's webpage www.antena3tv.com, using the form provided in the section: Extraordinary General Shareholders' Meeting November 2006 - Request for Attendance, Delegation and Voting Card; or they may obtain this Card at the same place and time the Meeting will be held, after proving their identity, at least one hour prior to the starting time of the Meeting. In the first case, the duplicate Card will be sent by post to the shareholder's residence.

RIGHT TO BE REPRESENTED AND TO POOL SHARES



Shareholders who are entitled to attend the Meeting may opt to be represented at the Meeting by another individual, even if he or she is not a shareholder. Representation may be delegated using the delegation form printed on the Attendance, Delegation and Voting Card or using any other form permitted by law.

Shareholders holding at least 400 shares may delegate the representation of their shares to a shareholder who is entitled to attend the Meeting. They may also group together with other shareholders in the same situation until they have pooled the number of shares required to attend the Meeting, in which case they must confer their representation upon one of such shareholders. Shares pooled together in this way must be carried out specifically for this Meeting and must be formalised in writing, by any means which can demonstrate this.

The shareholder representing the grouped shareholders must contact the Shareholders' Office to obtain an Attendance Card which includes all of the grouped shareholders, subject to presenting the corresponding delegations, duly signed. This request may be made by any of the following means:

1. By mail, to the company's registered address: Avenida Isla Graciosa número 13, San Sebastián de los Reyes, 28700 Madrid, for the attention of the Shareholders' Office.

2. By fax, to the Shareholders' Office: 916.230.137

3. Through the company's webpage, www.antena3tv.com, using the form provided in the section: Extraordinary General Shareholders' Meeting November 2006 - Request for Attendance, Delegation and Voting Card.

Representation may be revoked at any time. Attendance at the Meeting by the shareholder will render null and void any representation.

Delegations will be rendered null and void by the transfer of the shares whose ownership conferred the right to vote upon the transferor, when this transfer has been duly registered in the corresponding accounting register for book entries at least five (5) days prior to the date of the General Shareholders' Meeting.

VOTING BY POST

All shareholders may vote by post, by completing and signing the section: Voting by Post printed on the Attendance, Delegation and Voting Card issued by the company, which they will have received at their residence, or which they may otherwise obtain by any of the means indicated above in the section on the Right to be Represented.



This Card, duly completed and signed, must either be handed in at the company's registered address or sent by post to the company's registered address, for the attention of the Shareholders' Office.

Votes sent by post will only be valid if they have been received at the company's registered address at least 48 hours prior to the date established for the General Shareholders' Meeting to be held at first call, i.e. no later than 12:00 am on 27 November 2006.

Votes sent by post will be rendered null and void:

✓ If they are subsequently expressly revoked, also by post, within the time period allowed for voting by post.

✓ If the shareholder who voted by post attends the Meeting in person, or through a representative, even in the case of grouped shareholders.

If a shareholder votes by post several times, the last vote cast prior to the start of the Meeting will prevail.

Votes sent by post will also be rendered null and void by the transfer of the shares whose ownership conferred the right to vote upon the transferor, when this transfer has been duly registered in the corresponding accounting register for book entries at least five (5) days prior to the date of the General Shareholders' Meeting.

RIGHT TO INFORMATION

As from the date hereof the shareholders are entitled to examine at the company's registered address and to obtain from the company, immediately and free of charge, in accordance with Article 144.1. c) of the Revised Text of the Spanish Companies Law (*Texto Refundido de la Ley de Sociedades Anónimas*), the Administrators' Report on the proposal for: (i) the decrease in share capital and corresponding amendment of Article 5 of the By-laws, (ii) the amendment of Article 38 of the By-laws in order to provide for and authorise the possible distribution of dividends in kind, (iii) authorisation to be given to the Board of Directors to acquire the company's treasury stock, and (iv) the approval of the distribution of an extraordinary dividend chargeable to unrestricted reserves in the form of own shares. The report contains the complete new wording of Articles 5 and 38 of the By-laws, as well as the full text of the proposal for the resolutions to be adopted by the Extraordinary General Shareholders' Meeting regarding the aforementioned items. In addition the shareholders have access to an informative Annex to point 4 of the Agenda, relating to the fiscal treatment applicable to the distribution of dividends in the form of own shares chargeable to unrestricted reserves.



In addition, up to the seventh day prior to the date envisaged for the General Shareholders' Meeting, the shareholders may request any information or clarifications they deem necessary, or make any written consultations considered appropriate, either regarding the items included on the Agenda or regarding information available to the public that has been provided to the Spanish Securities Market Commission as from the holding of the last General Shareholders' Meeting. In all cases consultations must be made in writing and sent to the company using any of the following procedures:

1. By mail to the company's registered address: Avenida Isla Graciosa número 13, San Sebastián de los Reyes, 28700 Madrid, addressed to the Shareholder's Office.

2. Fax addressed to this same Office, on fax number 916.230.137.

3. Through the company's webpage www.antena3tv.com, using the form included in the section: Extraordinary General Shareholders' Meeting November 2006, Request for Information.

All the documentation related to the General Shareholders' Meeting will also be available on the company's webpage www.antena3tv.com, and has been sent to the Spanish Securities Market Commission for distribution.

INFORMATION ON THE RESOLUTION TO DECREASE SHARE CAPITAL

In accordance with the provisions of Article 164.3 referring to Article 148 of the Revised Text of the Spanish Companies Law, the adoption of the resolution to decrease the share capital proposed to the General Shareholders' Meeting will require, in addition to the approval of the General Shareholders' Meeting, a resolution in favour adopted by the majority of the affected shares owned by MACAME, S.A. by separate vote at the General Shareholders' Meeting, as well as a resolution in favour adopted by the rest of the shares.

This point is recorded in the announcement calling the General Shareholders' Meeting in accordance with the provisions of Article 148 of the Revised Text of the Spanish Companies Law.

INTERVENTION OF A NOTARY PUBLIC AT THE GENERAL SHAREHOLDERS' MEETING

The Board of Directors has agreed that a Notary Public should be present to issue the Minutes of the General Shareholders' Meeting.

GENERAL INFORMATION

- ✓ It is envisaged that the General Shareholders' Meeting will be held at first call.



- If at second call the attendance of a specific majority is required to validly adopt any of the resolutions and such majority is not obtained, the Agenda will be limited to the other items not affected by such circumstance.
- Attendance Cards will be issued exclusively by the company.
- No premiums or gifts are awarded for attending the Meeting.
- For any clarification on the delivery of documentation, additional information or any other issue regarding the calling of the Meetings, the shareholders may contact the Shareholder's Office, using any of the following procedures:

1. By mail to the company's registered address: Avenida Isla Graciosa número 13, San Sebastián de los Reyes, 28700 Madrid, addressed to the Shareholder's Office.

2. Fax addressed to this same Office, on fax number 916.230.137.

3. By telephone, on number: 916.230.541, during working hours.

4. Electronic mail: oficinadelaccionista@antena3tv.es

5. Form included on the company's webpage, in the section: Extraordinary General Shareholders' Meeting November 2006, Request for Information.



SECOND.- PROPOSALS FOR BOARD OF DIRECTORS' RESOLUTIONS

Proposal in relation to point I on the Agenda

"First.- Share capital decrease through the redemption of certain shares held by the shareholder MACAME, S.A. (a company belonging to the Santander Central Hispano group) representing 5% of the share capital, and the corresponding amendment of Article 5 of the Company By-laws regarding the share capital.

1.- Decrease the share capital of the Company by the amount of 8,333,400 euros, equivalent to 5% of the same, by redeeming 11,111,200 shares, each with a face value of 0.75 euros, owned by the shareholder MACAME S.A., in accordance with the provisions of Article 164.3 of the Spanish Companies Law (LSA) and subject to the following terms:

- *The purpose of the decrease, pursuant to Article 163.1 of the LSA, is to return the contributions made by the shareholder MACAME, S.A.*
- *The redemption prices per share will be the result of applying a price of 18 euros per share.*
- *The decrease will be carried out using the company's profits and unrestricted reserves, in accordance with the provisions of Article 167.1.3° of the LSA.*

2.- Create a reserve amounting to 8,333,400 euros, equal to the face value of the shares to be redeemed, which would only be made available with the same requirements as those necessary for the share capital decrease, pursuant to the provisions of Article 167.1.3° of the LSA.

3.- The execution of this resolution to decrease the capital will take place by 31 December 2006 at the latest, and will be rendered null and void if not executed by said date.

4.- By virtue of the above, amend the wording of Article 5 of the By-laws, which will have the following literal wording:

"The share capital is established at the figure of ONE HUNDRED AND FIFTY-EIGHT MILLION, THREE HUNDRED AND THIRTY-FOUR THOUSAND, SIX HUNDRED EUROS (158,334,600 EUROS), and is represented by a single series of 211,112,800 registered shares, each with a face value of SEVENTY-FIVE CENTS (0.75), and which are fully subscribed and paid up. The shares will be represented by book entries."

5.- Delegate the necessary powers of attorney to the Board of Directors, with express powers to replace any of the members, and to the Secretary and Vice-secretary of the Board of Directors, so that any of them, individually, can take any steps necessary to formalise, execute and implement this resolution, even interpreting, complementing and remedying it to the extent



necessary to ensure it is recorded at the Mercantile Registry and any other appropriate public registry, including, but not limited to, the following:

- *Carry out the refund of the redeemed shares on the date they establish prior to 31 December 2006, and create and fund the reserve as set out in section 2 of this resolution, performing the corresponding accounting operations.*
- *Take any steps necessary to execute this resolution in the context of the financial markets, and in particular those that are necessary to de-list the redeemed shares, be it before Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. and its Participating Entities, the Spanish Securities Market Commission, the Securities Markets on which they are traded or any other public or private body as well as before the Mercantile Registry.*
- *Execute any public or private documents necessary or appropriate (including those regarding the interpretation, clarification, correction and remedy), including the publication of any legally required announcements, in order to ensure full compliance."*

Proposal in relation to point II of the Agenda

"Second.- Amendment of Article 38 of the Company By-laws, in order to provide for and authorise the possible distribution of dividends in kind.

Amend the wording of Article 38 of the By-laws so that it envisages and expressly authorises the possible distribution in kind of the corporate assets (be it by means of the distribution of dividends or the return of contributions in the case of capital decreases), which will have the following literal wording:

"Article 38.- ALLOCATION OF RESULTS

From the profits obtained each financial year, once the funds have been provided to the legal reserve and other legally established duties have been complied with, the Meeting may allocate the amount it deems appropriate to the voluntary reserve, the investment reserve and any other legally permitted concept. The rest, as the case may be, will be distributed as dividends among the shareholders in proportion to the capital paid up for each share.

The General Shareholders' Meeting may agree to distribute all or part of the dividends in kind, provided that the assets or securities distributed are homogeneous and are listed for trading on an official market on the date of effect of the resolution making the distribution; this latter requirement will be considered fulfilled when the company provides the appropriate guarantees of liquidity or guarantees that this will be obtained within a maximum of one year. The assets or



securities distributed may not be distributed for a value which is less than the one they have according to the company's balance sheet.

The regulation contained in the foregoing paragraph will also apply to the return of contributions in the event of share capital decreases.

The payment of dividends on account will be subject to the provisions established by law.""

Proposal in relation to point III of the Agenda

" Third.- Authorisation for the Board of Directors to acquire own shares, either directly or through companies belonging to the Group.

To authorise the Company so that, either directly or through any of its subsidiaries, it can acquire shares in Antena 3 de Televisión S.A., by any means permitted by law, either on the market or by direct purchases, as well as subsequently transferring or distributing the same, pursuant to Article 75 et seq of the LSA.

The acquisition of these shares will be governed by the following rules:

- *That the face value of the acquired shares, added to those that Antena 3 de Televisión S.A. and its subsidiaries already own, does not exceed five per cent of the share capital;*
- *That it be possible to create a restricted reserve on the liability side of the Company's balance sheet equivalent to the amount of the own shares included on the asset side. This reserve must be maintained until the shares are transferred or redeemed;*
- *That the shares acquired are fully paid up; and*
- *That the acquisition price is not less than the face value or does not exceed 18 euros, with all acquisition transactions observing the uses and customs of the securities markets.*

The Company is expressly authorised to acquire up to a maximum of 11,111,200 own shares, representing 5% of the share capital, from the shareholder Banco Santander Central Hispano S.A. and/or its subsidiary Macame S.A., paying a price of 18 euros per share for them, and to transfer them by any means permitted by law or distribute all or part of them to the shareholders of the Company, after a resolution has been adopted by the General Shareholders' Meeting, all in accordance with the provisions of Article 75 et seq of the LSA and Article 38 of the By-laws.

The Board of Directors is empowered, in the broadest possible terms, to use the authorisation to which this resolution refers and to fully execute and implement the same, being entitled to



delegate these powers in favour of the Executive Committee, the Managing Director or any other person that the Board expressly authorises to that end, to the extent it deems appropriate.

The duration of this authorisation will be 18 months as of the date on which the General Shareholders' Meeting is held, thus rendering null and void the unexecuted part of the authorisation granted to the Board of Directors by the Ordinary General Shareholders' Meeting on 29 March 2006."

Proposal in relation to point IV of the agenda

"Fourth.- Remuneration of the shareholders through the distribution of an extraordinary dividend chargeable to unrestricted reserves in the form of own shares in Antena 3 de Televisión, S.A.

Approving a distribution of extraordinary dividends chargeable to unrestricted reserves through delivery to the shareholders of shares representing the share capital of the Company, from its treasury stock, in the proportion of one share per 48 shares held which are entitled to participate in the distribution. The distribution will consist of a maximum of 4,166,700 of the Company's own shares, equivalent to a proportion of 1 share to be delivered for every 48 shares entitled to a dividend, any tax returns or payments, as applicable, as established by prevailing tax legislation and which will be attributable to A3TV, forming an integral part of this dividend.

The right to receive the distribution of extraordinary dividends chargeable to unrestricted reserves, as agreed in the foregoing paragraph, will accrue in favour of anyone who, pursuant to Spanish legislation, is shareholder of the Company at the end of 20 December 2006, those who up to such date, inclusive, have purchased their shares in the Company thus being entitled to receive said dividend, and those who on said date, inclusive, have sold their shares in the Company, not thus entitled.

*In order to facilitate the suitable execution of the transaction, it will correspond to the financial entity appointed to such end by the Board of Directors (the **"Agent Entity)**, to co-ordinate and carry out with Iberclear and its Participating Entities the procedures and transactions necessary or simply appropriate in order to perform the distribution using the Company's own shares referred to herein, all pursuant to the procedures and terms established herein as well as to those which, where applicable, might be established by the Board of Directors.*

Notwithstanding the foregoing, it is hereby agreed to establish a mechanism aimed at facilitating the execution of the transaction to which this agreement refers in relation to those shareholders who are holders of a number of shares which is not a multiple of 48, in the following terms and conditions:



1. *The Company will make available to the Agent Entity the total amount of own shares to be distributed pursuant to the provisions herein.*

2. *The Agent Entity, acting in the name and on behalf of the Company, will deliver to the shareholders of the Company thus entitled the whole number of shares in the Company corresponding by virtue of the exact exchange ratio of one 1 share for every 48 shares of which the shareholder is holder.*

3. *In relation to those shareholders of the Company who are holders of shares in numbers which are more than a multiple of 48 or which do not reach the figure of 48 (the shares which, in the first case, constitute said excess or, in the second, which do not reach 48, will be called* ***"Remainders"****) and bearing in mind that due to said Remainders they could not receive a share in the Company but rather fractions of shares, the Agent Entity will instead pay cash for the amount equivalent to such fractions of shares in the Company which would correspond to being delivered to the aforementioned shareholders in relation to the said Remainders (the* ***"Compensation for Remainders"****). The Agent Entity will take as its own the aggregated amount of own shares delivered by the Company which would have corresponded to being distributed to the aforementioned Remainders, in this case being able to dispose of the same once the transaction has been completed.*

4. *The value of the Compensation for Remainders will be determined in accordance with the Arithmetical Average of the average weighted exchange of the shares in the Company in the* Sistema de Interconexión Bursátil *(Continuous Market) on the 3 securities market working days prior to the distribution date of the dividend (i.e. 20 December 2006) (the* ***"Arithmetical Average"****). In this way, and taking into account that the number of Remainders which, where applicable, each shareholder might hold will range from a minimum of 1 up to a maximum of 47, the value of the Compensation for Remainders which corresponds to being delivered to each shareholder will be the result of multiplying the number of Remainders of such shareholder by the Arithmetical Average and dividing the result by 48, rounding up or down to the nearest cent. Any fees or expenses which, in accordance with and in fulfilment of prevailing legislation, might be incurred by the Participating Entities in Iberclear or the depositing entities in relation to the transaction will be attributable to the shareholder.*

Subject to the carrying out by Iberclear of the usual liquidation procedures in this type of transaction, the delivery of the shares and the Compensation for Remainders which where applicable might correspond will take place within the five securities market working days counting from 20 December 2006.

The Board of Directors (authorised in order that it might, in turn, sub-delegate in favour of the Executive Committee, the Managing Director or any other person whom the Board of Directors



might expressly empower to such end) is expressly endowed with the broadest powers for the execution of this agreement, including therein the development of the procedure envisaged and even its possible amendment in matters imposed due to legal, tax or operational requirements, and is empowered in order to be able to carry out the actions which are necessary or appropriate in order to perform as many procedures as may be necessary for the successful conclusion of the transaction."

Proposal relating to point V on the agenda

"Fifth.- Conferment of powers of attorney upon the members of the Board of Directors so that they may formalise, interpret, remedy and execute the resolutions adopted by the General Shareholders' Meeting, and to substitute the powers conferred upon the Board of Directors by the Meeting, and to confer powers so that they may raise such resolutions to public document status.

To empower jointly and severally the Managing Director, and the Non-Director Secretary and Non-Director Vice-Secretary of the Board of Directors so that any of them without distinction may perform as many acts as may be relevant in relation to the formalisation and execution of the resolutions adopted at this General Meeting, regarding their recording in the Mercantile Registry and in any other registries, including, in particular and amongst other powers, that of appearing before a Notary to grant the deeds and notarial certificates which may be necessary or appropriate to such end, request partial registration and formalise any other public or private document which may be necessary in order to record the resolutions, including deeds for ratification, interpretation, remedy, clarification or rectification."

THIRD.- BOARD OF DIRECTORS' REPORT

REPORT ISSUED BY THE BOARD OF DIRECTORS OF ANTENA 3 DE TELEVISIÓN, S.A. ("A3TV") REGARDING THE PROPOSAL TO (i) DECREASE THE SHARE CAPITAL CHARGEABLE TO PROFITS AND UNRESTRICTED RESERVES, (ii) AMEND ARTICLE 38 OF THE COMPANY BY-LAWS FOR THE PURPOSES OF PROVIDING FOR AND AUTHORISING THE POSSIBLE DISTRIBUTION OF DIVIDENDS IN KIND, (iii) AUTHORISE THE ACQUISITION OF THE COMPANY'S OWN SHARES, AND (iv) DISTRIBUTE DIVIDENDS IN KIND USING THE COMPANY'S OWN SHARES, WHICH WILL BE SUBJECT TO APPROVAL BY THE EXTRAORDINARY GENERAL SHAREHOLDERS' MEETING

This report is drawn up in compliance with the provisions of Article 144.1 a) of the Spanish Companies Law, in order to justify the proposal to: (i) decrease the share capital in A3TV by means of redeeming specific shares belonging to the shareholder MACAME, S.A. ("**MACAME**") (a company of the Santander Central Hispano group), representing 5% of the



share capital of A3TV, in accordance with the provisions of Articles 163.1, 164.3, 144 and 148 of the Revised Text of the Spanish Companies Law ("LSA"), (ii) amend Article 38 of the Company By-laws, to provide for the possibility of distributing dividends in kind or *in natura*, under certain conditions.

Additionally, the Board of Directors, through this Report, proposes that the General Shareholders' Meeting: (i) authorises the Board of Directors so that they, under specific conditions, may purchase treasury stock (authorisation which will basically be used to acquire a stake of up to 5% of the share capital in A3TV held directly or indirectly by BSCH), and (ii) approves a remuneration to the shareholder by means of an extraordinary distribution of dividends chargeable to unrestricted reserves in the form of shares in A3TV, in line with the traditional policy of distributing Company dividends, subject to the prior purchase of treasury stock by the Board of Directors, in accordance with the aforementioned authorisation.

These proposals are subject to consideration and, if appropriate, approval by the Extraordinary General Shareholders' Meeting to be held on 29 November 2006 at 12:00 p.m., at first call, and on 30 November 2006 at 12:00 p.m., at second call, comprising the First, Second, Third and Fourth points of the Agenda.

1. PRELIMINARY

In general the different resolutions which are submitted for consideration by the General Shareholders' Meeting of A3TV relate to the disinvestment of the holding of the SCH group in the share capital of the company, which amounts overall to 10% of its capital (of which 9.4934% belongs to the company MACAME, S.A., a subsidiary of BSCH, and 0.5066% directly to BSCH).

Pursuant to the shareholders' agreement of 15 October 2003 entered into between Kort Geding S.L. (currently Grupo Planeta De Agostini S.L.) and BSCH, S.A. (notified to the Spanish Securities Market Commission (*Comisión Nacional del Mercado de Valores*) on 4 November 2003), BSCH in fact undertook to maintain a number of A3TV shares representing at least 10% of its capital along with the voting rights inherent therein until 25 June 2006.

In this situation the Board of Directors of A3TV has assessed and carefully weighed up the possibility that it should be the company itself, through several company operations, which facilitates the disinvestment by BSCH, based at all times on the benefits which the operation as a whole could bring to shareholders and, in particular, to minority shareholders. As a result of this process, and being aware of the intention of BSCH to dispose of this holding, A3TV decided to submit a proposal which BSCH has accepted at a price of 18 euros per share. As a result of the foregoing, and with the appropriate